SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Evolve Transition Infrastructure LP
(Name of Issuer)

Stonepeak Catarina Holdings, LLC
SP Common Equity Subsidiary LLC
SP Preferred Equity Subsidiary LLC
Stonepeak Texas Midstream Holdco LLC
Stonepeak Catarina Upper Holdings, LLC
Stonepeak Infrastructure Fund (Orion AIV) LP
Stonepeak Associates LLC
Stonepeak GP Holdings LP
Stonepeak GP Investors LLC
Stonepeak GP Investors Holdings LP
Stonepeak GP Investors Upper Holdings LP
Stonepeak GP Investors Holdings Manager LLC
Michael Dorrell
Evolve Transition Infrastructure LP
Evolve Transition Infrastructure GP LLC
(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)
79971C201
(CUSIP Numbers of Class of Securities)

Adrienne Saunders General Counsel c/o Stonepeak Partners LP 55 Hudson Yards 550 W. 34th St., 48th Floor New York, NY 10001 (212) 907-5100	Charles C. Ward Chief Financial Officer Evolve Transition Infrastructure GP LLC 1360 Post Oak Blvd., Suite 2400 Houston, Texas 77056 (713) 783-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
George J. Vlahakos Sidley Austin LLP 1000 Louisiana Street, Suite 5900 Houston, Texas 77002 (713) 495-4522	Philip M. Haines Hunton Andrews Kurth LLP 600 Travis, Street 4200 Houston, Texas 77002 (713) 220-4200
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Introduction
This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 originally filed on November 21, 2022 (as amended from time to time, this “Transaction Statement”), together with the exhibits hereto, is being jointly filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by (i) Stonepeak Catarina Holdings, LLC, a Delaware limited liability company (“Stonepeak Catarina” and, together with its subsidiaries, other than Evolve (as defined herein) “Stonepeak”), SP Common Equity Subsidiary LLC, a Delaware limited liability company, SP Preferred Equity Subsidiary LLC, a Delaware limited liability company, Stonepeak Texas Midstream Holdco LLC, a Delaware limited liability company, Stonepeak Catarina Upper Holdings, LLC, a Delaware limited liability company, Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership, Stonepeak Associates LLC, a Delaware limited liability company, Stonepeak GP Holdings LP, a Delaware limited partnership, Stonepeak GP Investors LLC, a Delaware limited liability company, Stonepeak GP Investors Holdings LP, a Delaware limited partnership, Stonepeak GP Investors Upper Holdings LP, a Delaware limited partnership, Stonepeak GP Investors Holdings Manager LLC, a Delaware limited liability company, and Michael Dorrell, a citizen of the United States of America, (ii) Evolve Transition Infrastructure GP LLC (f/k/a Sanchez Midstream Partners GP LLC), a Delaware limited liability company and the general partner of Evolve (the “General Partner”), and (iii) Evolve Transition Infrastructure LP (f/k/a Sanchez Midstream Partners LP), a Delaware limited partnership (“Evolve”).
This Transaction Statement relates to the execution of a letter agreement, dated November 16, 2020 (the “Common Unit PIK Distribution Agreement”), pursuant to which Stonepeak Catarina, Evolve and the General Partner agreed that future quarterly distributions on the Class C Preferred Units representing limited partner interests in Evolve (“Class C Preferred Units”) are payable, at Stonepeak Catarina’s election, in common units representing limited partner interests in Evolve (“Common Units”) (any such quarterly distribution that is paid in Common Units, a “Common Unit PIK Distribution”) in lieu of a quarterly distribution paid in kind with additional Class C Preferred Units (such additional units, “Class C Preferred PIK Units”) and the exercise of the limited call right (as defined below).
As of the date of this Disclosure Statement, Stonepeak has completed the Stonepeak LCR Transfer (as defined herein) and the General Partner and its controlled affiliates own (i) 6,824,812 Common Units, representing approximately 81.6% of the outstanding Common Units, (ii) the non-economic general partner interest in Evolve and (iii) all of Evolve’s incentive distribution rights. Stonepeak owns (ii) all of the issued and outstanding Class C Preferred Units and (ii) a warrant, as amended from time to time, (the “Warrant”) that entitles Stonepeak Catarina to receive junior securities of Evolve (including Common Units) representing 10% of all junior securities deemed outstanding when exercised.
Pursuant to Section 15.1 of the Third Amended and Restated Agreement of Limited Partnership of Evolve (the “Partnership Agreement”), at any time the General Partner or its controlled affiliates hold more than 80% of the outstanding Common Units, the General Partner or a controlled affiliate of the General Partner is entitled to exercise the limited call right (the “limited call right”) to purchase all outstanding Common Units (other than Common Units held by the General Partner or its controlled affiliates). On January 8, 2024, the General Partner exercised the limited call right to purchase all outstanding Common Units (other than Common Units owned by the General Partner or its controlled affiliates) at a price per Common Unit of $1.389285. The purchase price was calculated pursuant to the formula set forth in Section 15.1(b) of the Limited Partnership Agreement based on the average of the daily closing prices per Common Unit on the NYSE American LLC for the 20 consecutive trading days ending on January 4, 2024, the trading day immediately prior to the third day prior to January 8, 2024, the date the notice of election was mailed.
The Common Unit PIK Distributions, the potential exercise of the Warrant and, if exercised, the exercise of the limited call right are referred to in this Transaction Statement as the “Transactions.”
AS OF THE DATE OF THIS TRANSACTION STATEMENT, STONEPEAK HAS CAUSED THE EXERCISE OF THE LIMITED CALL RIGHT.
However, the execution of the Common Unit PIK Distribution Agreement may be deemed to constitute a step towards one or more transactions that may constitute a “Rule 13e-3 transaction” under the rules and regulations of the SEC pursuant to the Exchange Act. This Transaction Statement is being provided to holders of Common Units (“Common Unitholders”) in order to satisfy the requirements of Rule 13e-3 in connection with the Common Unit PIK Distribution Agreement.
Attached hereto as Exhibit (a)(3) is a Disclosure Statement (the “Disclosure Statement”) that provides disclosure concerning the Transactions. All information in the Disclosure Statement is hereby expressly incorporated by reference in answer to all items in this Transaction Statement and is supplemented by the information specifically provided herein, except as otherwise set forth below.
Item 1.   Summary Term Sheet.
Item 1001 of Regulation M-A
The information set forth in the Disclosure Statement under “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
Item 1002 of Regulation M-A
(a)   The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning Evolve” is incorporated herein by reference.
(b)   The exact title and class of the subject equity securities is set forth in the Disclosure Statement under “Summary Term Sheet” and “The Transactions — Certain Information Concerning Evolve.” As of the date of this Transaction Statement, there are 8,361,032 outstanding Common Units.
(c)   The information set forth in the Disclosure Statement under “The Transactions — Price Range of Common Units; Distributions on Common Units” is incorporated herein by reference.
(d)   The information set forth in the Disclosure Statement under “The Transactions — Price Range of Common Units; Distributions on Common Units” is incorporated herein by reference.
(e)   None.
(f)   The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
Item 1003(a)-(c) of Regulation M-A
(a)   The information set forth in the Disclosure Statement under “Special Factors — Certain Relationships Between Stonepeak and Evolve,” “The Transactions — Certain Information Concerning the Stonepeak Filing Entities,” “The Transactions — Certain Information Concerning Evolve,” and “Schedule A — Directors and Executive Officers of the General Partner” is incorporated herein by reference.
(b)   The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning the Stonepeak Filing Entities” and “The Transactions — Certain Information Concerning Evolve” is incorporated herein by reference.
(c)   The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning the Stonepeak Filing Entities,” “The Transactions — Certain Information Concerning Evolve,” and “Schedule A — Directors and Executive Officers of the General Partner” is incorporated herein by reference.
Item 4.   Terms of the Transaction.
Item 1004(a) and (c)-(f) of Regulation M-A
(a)   The information set forth in the Disclosure Statement under “Summary Term Sheet — What are the material terms of the Common Unit PIK Distribution Agreement?,” “Summary Term Sheet — What are the

United States federal income tax consequences of having Common Units purchased as a result of the Limited Call Right?,” “The Transactions — The Common Unit PIK Distribution Agreement,” “The Transactions — Warrant Exercise,” “The Transactions — Limited Call Right,” and “The Transactions — Material United States Federal Income Tax Consequences” is incorporated herein by reference.
(c)   The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions,” and “The Transactions — Appraisal Rights; “Going-Private” Rules” is incorporated herein by reference.
(d)   The information set forth in the Disclosure Statement under “The Transactions — Appraisal Rights; “Going-Private” Rules” is incorporated herein by reference.
(e)   The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning the Stonepeak Filing Entities” is incorporated herein by reference.
(f)   Not applicable.
Item 5.   Past Contacts, Negotiations and Agreements.
Item 1005(a)-(c) and (e) of Regulation M-A
(a)   The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions,” “Special Factors — Transactions and Arrangements Concerning the Common Units,” “Special Factors — Interests of Certain Persons in the Common Unit PIK Distributions and the Exercise of the Limited Call Right,” and “Special Factors — Certain Relationships Between Stonepeak and Evolve” is incorporated herein by reference.
(b)   The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions,” “Special Factors — Transactions and Arrangements Concerning the Common Units,” “Special Factors — Interests of Certain Persons in the Common Unit PIK Distributions and the Exercise of the Limited Call Right,” and “Special Factors — Certain Relationships Between Stonepeak and Evolve” is incorporated herein by reference.
(c)   The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions” and “Special Factors — Certain Relationships Between Stonepeak and Evolve” is incorporated herein by reference.
(e)   The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions,” “Special Factors — Transactions and Arrangements Concerning the Common Units,” “Special Factors — Interests of Certain Persons in the Common Unit PIK Distributions and the Exercise of the Call Right,” and “Special Factors — Certain Relationships Between Stonepeak and Evolve” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
Item 1006(b) and (c)(1)-(8) of Regulation M-A
(b)   The information set forth in the Disclosure Statement under “Summary Term Sheet — Is this the first step in a “going-private” transaction?,” “Special Factors — Certain Effects of the Common Unit PIK Distributions and the Exercise of the Limited Call Right,” “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(1)   The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.

(c)(2)   The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(3)   The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(4)   The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(5)   The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(6)   The information set forth in the Disclosure Statement under “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(7)   The information set forth in the Disclosure Statement under “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(8)   The information set forth in the Disclosure Statement under “Summary Term Sheet — Is this the first step in a “going-private” transaction?,” “Special Factors — Certain Effects of the Common Unit PIK Distributions and the Exercise of the Limited Call Right,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
Item 7.   Purposes, Alternatives, Reasons and Effects.
Item 1013 of Regulation M-A
(a)   The information set forth in the Disclosure Statement under “Summary Term Sheet,” “Special Factors — Background of the Transactions,” and “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions” is incorporated herein by reference.
(b)   The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions” and “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions” is incorporated herein by reference.
(c)   The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions,” and “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After the Transactions” is incorporated herein by reference.
(d)   The information set forth in the Disclosure Statement under “Summary Term Sheet,” “Summary Term Sheet — What are the United States federal income tax consequences of having Common Units purchased as a result of the Limited Call Right?,” “Special Factors — Background of the Transactions,” “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for Evolve After

the Transactions,” “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act,” “The Transactions — Material United States Federal Income Tax Consequences,” and “The Transactions — Appraisal Rights; “Going- Private” Rules” is incorporated herein by reference.
Item 8.   Fairness of the Transaction.
Item 1014 of Regulation M-A
(a)   The information set forth in the Disclosure Statement under “Special Factors — The Position of Stonepeak and Evolve Regarding the Fairness of the Common Unit PIK Distributions and the Exercise of the Limited Call Right” is incorporated herein by reference.
(b)   The information set forth in the Disclosure Statement under “Special Factors — The Position of Stonepeak and Evolve Regarding the Fairness of the Common Unit PIK Distributions and the Exercise of the Limited Call Right” is incorporated herein by reference.
(c)   The information set forth in the Disclosure Statement under “Summary Term Sheet — Am I requested, required or entitled to make any decisions in connection with the Transactions?” is incorporated herein by reference.
(d)   The information set forth in the Disclosure Statement under “Summary Term Sheet — Has Stonepeak negotiated, or sought the approval of, the terms of the Common Unit PIK Distribution Agreement with Evolve, the board of directors of the General Partner or a committee thereof?” is incorporated herein by reference.
(e)   The information set forth in the Disclosure Statement under “Summary Term Sheet — Has Stonepeak negotiated, or sought the approval of, the terms of the Common Unit PIK Distribution Agreement with Evolve, the board of directors of the General Partner or a committee thereof?” is incorporated herein by reference.
(f)   The information set forth in the Disclosure Statement under “Special Factors — The Position of Stonepeak and Evolve Regarding the Fairness of the Common Unit PIK Distributions and the Exercise of the Limited Call Right” is incorporated herein by reference.
Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.
Item 1015 of Regulation M-A
(a)   No report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction was received by Evolve or any of its affiliates.
(b)   Not applicable.
(c)   Not applicable.
Item 10.   Source and Amount of Funds or Other Consideration.
Item 1007 of Regulation M-A.
(a)   The information set forth in the Disclosure Statement under “Summary Term Sheet — Will Stonepeak have the financial resources to pay for all of the Common Units that it will acquire if the exercise of the limited call right is consummated?,” and “The Transactions — Source and Amount of Funds” is incorporated herein by reference.
(b)   The information set forth in the Disclosure Statement under “Summary Term Sheet — What are the material terms of the Common Unit PIK Distribution Agreement?,” “Summary Term Sheet — Will Stonepeak have the financial resources to pay for all of the Common Units that it will acquire if the exercise of the limited call right is consummated?,” “The Transactions — The Common Unit PIK Distribution Agreements,” and “The Transactions — Source and Amount of Funds” is incorporated herein by reference.

(c)   The information set forth in the Disclosure Statement under “The Transactions — Fees and Expenses” is incorporated herein by reference.
(d)   The information set forth in the Disclosure Statement under “The Transactions — Source and Amount of Funds” is incorporated herein by reference.
Item 11.   Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A
(a)   The information set forth in Disclosure Statement under “The Transactions — Certain Information Concerning the Stonepeak Filing Entities,” “Special Factors — Transactions and Arrangements Concerning the Common Units,” and “Schedule B — Ownership of Common Units by the Stonepeak Filing Entities and Certain Related Persons” is incorporated herein by reference.
(b)   The information set forth in Disclosure Statement under “Special Factors — Transactions and Arrangements Concerning the Common Units,” and “Schedule B — Ownership of Common Units by the Stonepeak Filing Entities and Certain Related Persons” is incorporated herein by reference.
Item 12 of Schedule 13E-3. The Solicitation or Recommendation.
Item 1012(d) and (e) of Regulation M-A
(d)   Not applicable.
(e)   Not applicable.
Item 13.   Financial Statements.
Item 1010(a) and (b) of Regulation M-A
(a)   The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning Evolve” is incorporated herein by reference. The financial statements of Evolve are also incorporated herein by reference to “Part II — Item 8 — Financial Statements and Supplementary Data” of its Annual Report on Form 10-K for the year ended December 31, 2022 and “Part I — Item 1 — Financial Statements (Unaudited)” of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.
(b)   Pro forma financial information is not material to the Transactions.
(c)   The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning Evolve — Summary Consolidated Financial Information” is incorporated herein by reference.
Item 14.   Persons/Assets Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A
(a)   The information set forth in the Disclosure Statement under “The Transactions — Fees and Expenses” is incorporated herein by reference.
(b)   The information set forth in the Disclosure Statement under “Summary Term Sheet,” “Special Factors — Background of the Transactions,” “Special Factors — Interests of Certain Persons in the Common Unit PIK Distributions and the Exercise of the Limited Call Right” and “Schedule A — Directors and Executive Officers of the General Partner” is incorporated herein by reference.
Item 15.   Additional Information.
Item 1011(b) and (c) of Regulation M-A
(b)   None.
(c)   None.

Item 16 of Schedule 13E-3. Exhibits.
Item 1016(a)-(d), (f) and (g) of Regulation M-A and Filing Fee Table
Exhibit No.	Description
(a)(3)	Disclosure Statement, dated January 8, 2024
(b)	None
(c)	None
(d)(1)
Letter Agreement, dated November 16, 2020, by and between Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings, LLC (filed as Exhibit 3.2 to Form 10-Q filed by Sanchez Midstream Partners LP on November 16, 2020, File No. 001-33147, and incorporated herein by reference)

(d)(2)
Amended and Restated Shared Services Agreement, dated as of March 6, 2015, between SP Holdings, LLC and Sanchez Production Partners LP (filed as Exhibit 10.1 to Form 10-Q filed by Sanchez Midstream Partners LP on May 15, 2015, File No. 001-33147, and incorporated herein by reference)

(d)(3)
Amended and Restated Board Representation and Standstill Agreement, dated August 2, 2019, by and among Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K filed by Sanchez Midstream Partners LP on August 5, 2019, File No. 001-33147, and incorporated herein by reference)

(d)(4)
Amendment No. 1 to the Warrant Exercisable for Junior Securities, dated November 16, 2020, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.30 to Form 10-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(5)
Amendment No. 2 to the Warrant Exercisable for Junior Securities, dated May 4, 2021, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.7 to Form 10-Q by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(6)
Amendment No. 3 to the Warrant Exercisable for Junior Securities, dated August 2, 2021, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.2 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(7)
Amendment No. 4 to the Warrant Exercisable for Junior Securities, dated November 5, 2021, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(8)
Amendment No. 5 to the Warrant Exercisable for Junior Securities, dated November 5, 2021, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.2 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(9)
Amendment No. 6 to the Warrant Exercisable for Junior Securities, dated February 1, 2022, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(10)
Amendment No. 7 to the Warrant Exercisable for Junior Securities, dated May 2, 2022, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

Exhibit No.	Description
(d)(11)
Amendment No. 8 to the Warrant Exercisable for Junior Securities, dated August 1, 2022, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(12)
Amendment No. 9 to the Warrant Exercisable for Junior Securities, dated December 28, 2022, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(13)
Amendment No. 10 to the Warrant Exercisable for Junior Securities, dated May 1, 2023, between Evolve Transition Infrastructure LP and Stonepeak Catarina Holdings, LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(14)
Framework Agreement, dated as of November 3, 2021 by and between Evolve Transition Infrastructure LP and HOBO Renewable Diesel LLC (filed as Exhibit 10.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(15)
ATM Sales Agreement, dated as of April 20, 2021, between Evolve Transition Infrastructure LP and Virtu Americas LLC (filed as Exhibit 1.1 to Form 8-K by Evolve Transition Infrastructure LP File No. 001-33147, and incorporated by reference)

(d)(16)	Intercompany Loan Agreement, dated as of January 5, 2024, between Evolve Transition Infrastructure GP LLC and Stonepeak Texas Midstream Holdco LLC
(f)	None
(g)	None
107	Filing Fee Table

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 8, 2024	SP COMMON EQUITY SUBSIDIARY LLC By: EVOLVE TRANSITION INFRASTRUCTURE GP LLC, its manager
By: /s/ Charles C. Ward Name: Charles C. Ward Title: Chief Financial Officer, Secretary and Interim Chief Executive Officer
SP PREFERRED EQUITY SUBSIDIARY LLC By: EVOLVE TRANSITION INFRASTRUCTURE GP LLC, its manager
By: /s/ Charles C. Ward Name: Charles C. Ward Title: Chief Financial Officer, Secretary and Interim Chief Executive Officer

STONEPEAK CATARINA HOLDINGS, LLC
By:
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member

By:
STONEPEAK ASSOCIATES LLC, its managing member

By:
STONEPEAK GP HOLDINGS LP, its sole member

By:
STONEPEAK GP INVESTORS LLC, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS LP, its managing member

By:
STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By: /s/ Michael Dorrell Name: Michael Dorrell Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
By:
STONEPEAK ASSOCIATES LLC, its managing member

By:
STONEPEAK GP HOLDINGS LP, its sole member

By:
STONEPEAK GP INVESTORS LLC, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS LP, its managing member

By:
STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By: /s/ Michael Dorrell Name: Michael Dorrell Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK CATARINA UPPER HOLDINGS, LLC
By:
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member

By:
STONEPEAK ASSOCIATES LLC, its general partner

By:
STONEPEAK GP HOLDINGS LP, its sole member

By:
STONEPEAK GP INVESTORS LLC, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS LP, its managing member

By:
STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By: /s/ Michael Dorrell Name: Michael Dorrell Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP
By:
STONEPEAK ASSOCIATES LLC, its general partner

By:
STONEPEAK GP HOLDINGS LP, its sole member

By:
STONEPEAK GP INVESTORS LLC, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS LP, its managing member

By:
STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By: /s/ Michael Dorrell Name: Michael Dorrell Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK ASSOCIATES LLC
By:
STONEPEAK GP HOLDINGS LP, its sole member

By:
STONEPEAK GP INVESTORS LLC, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS LP, its managing member

By:
STONEPEAK GP INVESTORS UPPER HOLDINGS LP, its general partner

By:
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner

By: /s/ Michael Dorrell Name: Michael Dorrell Title: Chairman, Chief Executive Officer and Co-founder
STONEPEAK GP HOLDINGS LP By: STONEPEAK GP INVESTORS HOLDINGS LLC, its general partner By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its managing member
By: /s/ Michael Dorrell Name: Michael Dorrell Title: Chairman, Chief Executive Officer and Co-founder

STONEPEAK GP INVESTORS UPPER HOLDINGS LP By: STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC, its general partner
By: /s/ Michael Dorrell Name: Michael Dorrell Title: Chairman, Chief Executive Officer and Co-founder
STONEPEAK GP INVESTORS HOLDINGS MANAGER LLC
By: /s/ Michael Dorrell Name: Michael Dorrell Title: Chairman, Chief Executive Officer and Co-founder MICHAEL DORRELL
By: /s/ Michael Dorrell Name: Michael Dorrell
EVOLVE TRANSITION INFRASTRUCTURE LP By: EVOLVE TRANSITION INFRASTRUCTURE GP LLC, its general partner
By: /s/ Charles C. Ward Name: Charles C. Ward Title: Chief Financial Officer, Secretary and Interim Chief Executive Officer
EVOLVE TRANSITION INFRASTRUCTURE GP LLC
By: /s/ Charles C. Ward Name: Charles C. Ward Title: Chief Financial Officer, Secretary and Interim Chief Executive Officer